Exhibit 99.2

Independent Auditors' Report

Members
NS Solar Holdings, LLC

We have audited the accompanying financial statements of NS Solar Holdings, LLC and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NS Solar Holdings, LLC and Subsidiary as of December 31, 2017 and 2016, and the consolidated results of their income and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Frazier & Deeter, LLC
Atlanta, Georgia
February 15, 2018

CONSOLIDATED BALANCE SHEETS
NS Solar Holdings, LLC and Subsidiary

	December 31, 2017	December 31, 2016
	(in thousands)
Assets
Current assets:
Cash	$250	$171
Receivables:
Customer accounts receivable	730	637
Other	5,162	5,155
Affiliated	124	—
Prepaid expenses	230	237
Other current assets	26	—
Total current assets	6,522	6,200
Noncurrent assets:
Property, plant, and equipment
In service	268,278	268,261
Less accumulated provision for depreciation	(19,828)	(12,136)
Plant in service, net of depreciation	248,450	256,125
PPA intangible, net of amortization of $3,101 and $1,875, respectively	21,406	22,632
Interconnection receivable	6,070	10,233
Total noncurrent assets	275,926	288,990
Total Assets	$282,448	$295,190
Liabilities and Members’ Equity
Liabilities:
Current liabilities:
Accounts payable	$60	$66
Accounts payable - affiliated	341	327
Accrued taxes	—	250
Other current liabilities	38	—
Total current liabilities	439	643
Noncurrent liabilities:
Asset retirement obligations	2,018	1,917
Other deferred credits and liabilities	681	709
Total noncurrent liabilities	2,699	2,626
Total Liabilities	3,138	3,269
Members’ equity:
Capital	259,341	280,582
Retained earnings	19,969	11,339
Total Members’ Equity	279,310	291,921
Total Liabilities and Members’ Equity	$282,448	$295,190
Commitments and Contingent Matters (See notes)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
NS Solar Holdings, LLC and Subsidiary

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Operating Revenues	$18,790	$17,176
Operating Expenses:
Operations and maintenance	2,500	2,838
Depreciation	7,793	7,774
Taxes other than income taxes	(52)	314
Total operating expenses	10,241	10,926
Operating Income	8,549	6,250
Interest income	507	1,191
Other expense	(426)	(470)
Net Income	$8,630	$6,971

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES OF MEMBERS' EQUITY
NS Solar Holdings, LLC and Subsidiary

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Total Members' Equity, beginning of period	$291,921	$307,083
Capital contributions	—	759
Capital distributions	(21,241)	(22,892)
Net income	8,630	6,971
Total Members' Equity, end of period	$279,310	$291,921

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
NS Solar Holdings, LLC and Subsidiary

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Operating Activities:
Net income	$8,630	$6,971
Adjustments to reconcile net income to net cash provided from operating activities —
Depreciation	7,793	7,774
Amortization of PPA intangible	1,226	1,225
Other, net	(29)	349
Changes in certain current assets and liabilities —
-Receivables	(274)	2
-Accrued interest income	(507)	(1,191)
-Prepaid expenses	7	52
-Accounts payable	8	(67)
-Accrued taxes	(250)	160
-Other current liabilities	37	8
Net cash provided from operating activities	$16,641	$15,283
Investing Activities:
Property additions	(43)	(249)
Interconnection refund	4,722	7,072
Net cash provided from investing activities	4,679	6,823
Financing Activities:
Proceeds from capital contributions	—	759
Capital distributions	(21,241)	(22,892)
Net cash used for financing activities	(21,241)	(22,133)
Net Change in Cash	79	(27)
Cash at Beginning of Period	171	198
Cash at End of Period	$250	$171

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NS Solar Holdings, LLC and Subsidiary

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NS Solar Holdings, LLC (NS Holdings) is a holding company that was formed on April 9, 2015 and owns 100% of the membership interests of North Star Solar, LLC (North Star, and collectively with NS Holdings, the Company). North Star was formed on January 28, 2010 for the purpose of developing, constructing, owning and operating a utility-scale solar photovoltaic facility with a capacity of approximately 61 megawatts (MW) located in Fresno County, California, which began commercial operation on June 20, 2015.

The Company is a partnership with Class A membership interests owned by a wholly-owned subsidiary of Southern Power Company (SPC or Class A Member), and Class B membership interests owned by a wholly-owned subsidiary of 8point3 Operating Company, LLC (Class B Member).

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and results of operations of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements requires the use of estimates, and actual results may differ.

Recently Issued Accounting Standards

In 2014, the FASB issued ASC 606, Revenue from Contracts with Customers (ASC 606), replacing the existing accounting standard and industry specific guidance for revenue recognition with a five-step model for recognizing and measuring revenue from contracts with customers. The underlying principle of the standard is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. The new standard also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and the related cash flows arising from contracts with customers.

The Company has completed the evaluation of all revenue streams, which are derived from the purchase power agreement (PPA), and determined the adoption of ASC 606 will not change the current timing or amounts of revenue recognized in the Company's financial statements. The PPA is excluded from the scope of ASC 606 and included in the scope of the current leasing guidance (ASC 840).

The new standard is effective for periods beginning after December 15, 2018 for non-public companies and early adoption is permitted. The Company intends to use the modified retrospective method of adoption effective January 1, 2018. The Company has also elected to utilize practical expedients which allow it to apply the standard to open contracts at the date of adoption and to reflect the aggregate effect of all modifications when identifying performance obligations and allocating the transaction price for contracts modified before the effective date. The adoption of ASC 606 will not result in a cumulative adjustment as of the adoption date.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires lessees to recognize on the balance sheet a lease liability and a right-of-use asset for all leases. ASU 2016-02 also changes the recognition, measurement, and presentation of expense associated with leases and provides clarification regarding the identification of certain components of contracts that would represent a lease. The accounting required by lessors is relatively unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 for non-public companies and early adoption is permitted. The Company will adopt the new standard effective January 1, 2019.

The Company has completed a detailed inventory and analysis of its leases, which comprise the PPA and land leases for its renewable generation facilities. While the Company has not yet determined the ultimate impact, adoption of ASU 2016-02 is expected to have a significant impact on the Company's balance sheet for lessee arrangements. See Note 4 for details of the Company’s undiscounted lease commitment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NS Solar Holdings, LLC and Subsidiary

Concentration of Credit Risk

The entire output of the facility is contracted under a 20-year PPA with Pacific Gas and Electric Company. As such, the Company has a significant concentration of credit risk with customer accounts. However, the Company does not believe significant credit risk exists at December 31, 2017 due to creditworthiness of the counterparty. There are no past due amounts from the counterparty at December 31, 2017.

Cash

The Company considers unrestricted cash on hand and deposits in banks to be cash.

Income Taxes

The Company and its subsidiaries are limited liability companies treated as a partnership and single-member disregarded entities, respectively, for income tax purposes. Therefore, federal and state income taxes are not recognized in these consolidated financial statements.

Property, Plant and Equipment

Property, plant and equipment (PP&E) is stated at original cost, less accumulated depreciation. Capital additions and betterments that increase the useful lives of the assets are capitalized. Solar facility equipment and related assets are depreciated over their estimated useful lives of up to 35 years on a straight-line basis.

Asset Retirement Obligations

The Company’s asset retirement obligations (ARO) relate to the leased land where the solar facility is located. Upon termination of the lease, the land is required to be restored to an agreed-upon condition. The Company’s AROs are based on future estimated costs associated with the dismantlement, demolition, and removal of the solar facility and could differ significantly when they are incurred.

AROs are computed as the present value of the ultimate costs for an asset’s future retirement and are recorded in the period in which the liability is incurred and estimable, and are then accreted to their future value. Costs are capitalized as part of the related long-lived asset and depreciated over 35 years. Details of the AROs included in the consolidated balance sheets are as follows:

	December 31,
(in thousands)	2017	2016
Balance, at beginning of period	$1,917	$1,821
Accretion expense	101	96
Balance, at end of period	$2,018	$1,917

Long-Lived Assets and Intangibles

The Company’s long-lived assets include PP&E and the PPA intangible. The Company evaluates impairment of these long-lived assets when events or changes in circumstances indicate that the carrying value may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows compared to carrying value. If the estimated undiscounted future cash flows are less than the carrying value, the fair value of the asset is determined and an impairment loss is recorded. During the years ended December 31, 2017 and 2016, there were no impairment charges recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NS Solar Holdings, LLC and Subsidiary

For the years ended December 31, 2017 and 2016, amortization expense for the acquired PPA was approximately $1.2 million in both years, and is recorded in operating revenues in the consolidated statements of income. Amortization expense for future periods is as follows:

(in thousands)	Amortization Expense
2018	$1,225
2019	1,225
2020	1,225
2021	1,225
2022	1,225
Thereafter	15,281
Total	$21,406

Interconnection Receivable

In conjunction with the construction of the solar facility, the Company has a receivable related to transmission interconnection costs that represents network upgrades that will be reimbursed to the Company through levelized payments over a five-year period. At December 31, 2017 and 2016, $5.1 million and $5.2 million is recorded in other receivables within current assets and $6.1 million and $10.2 million is recorded in noncurrent assets, respectively, in the consolidated balance sheets.

Revenues

The Company is a lessor under the terms of a PPA for the sale of electricity and green attributes. The PPA has been evaluated and classified as an operating lease. Under this agreement, revenues are accounted for as contingent revenues and, therefore, the Company recognizes revenues based upon rates specified in the PPA when electricity is delivered. The Company commenced the recognition of revenue upon commercial operation of the facility on June 20, 2015.

Reclassification

Certain amounts reported in prior years have been reclassified to conform to the presentation at December 31, 2017. Total members’ equity, net income, and total cash flows are unchanged due to these reclassifications.

2. MEMBERS’ CAPITAL

NS Holdings operates under the amended Limited Liability Company Agreement dated April 30, 2015.

The Class A Member owns 100% of the Class A membership interests of NS Holdings and is entitled to 51% of all cash distributions from NS Holdings. In addition, the Class A Member is entitled to substantially all of the federal tax benefits with respect to the solar facility. The Class B Member owns 100% of the Class B membership interests of NS Holdings and is entitled to 49% of all cash distributions from NS Holdings.

3. RELATED-PARTY TRANSACTIONS

The Company has entered into an operations and maintenance agreement with First Solar Electric (California), Inc., a wholly- owned subsidiary of First Solar, that expires in 2025 to provide operations and maintenance services. First Solar, Inc. owns a noncontrolling 28.0% limited liability company interest in the Class B Member. Expenses recorded for the years ended December 31, 2017 and 2016 were $1.1 million and $1.2 million, respectively. At both December 31, 2017 and 2016, $0.3 million was included in accounts payable - affiliated in the consolidated balance sheets.

The Company has also entered into an ongoing management service agreement with Southern Power Company to provide management and general and administrative services. Expenses recorded during the years ended December 31, 2017 and 2016 were approximately $0.2 million in both years. At both December 31, 2017 and 2016, $13,000 was included in accounts payable - affiliated in the consolidated balance sheets.

At December 31, 2017, SPC had $12.6 million of letters of credit and $1.5 million of surety bonds issued on behalf of the Company. Fees charged by SPC for these arrangements were $0.4 million and $0.5 million for the years ended December 31,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NS Solar Holdings, LLC and Subsidiary

2017 and 2016, respectively.
4. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is obligated under a 30-year, non-cancelable land lease for its solar facility which initially expires in 2044 but contains a 10-year renewal option and inflation-adjusted rent escalation clauses. The related rentals are recognized on a straight-line basis. Rent expense for the years ended December 31, 2017 and 2016, was $0.8 million and $1.2 million, respectively. The Company includes lease extensions that cover the useful life of the solar facility in its computation of minimum lease payments.

Details of the Company’s future minimum lease commitments at December 31, 2017 are as follows:

(in thousands)	Lease Commitment
2018	$866
2019	875
2020	884
2021	893
2022	901
Thereafter	34,998
Total	$39,417

Legal Proceedings

Occasionally, the Company may be party to various lawsuits, claims, and other legal and regulatory proceedings that arise in the ordinary course of business. These actions may seek, among other things, compensation, civil penalties, or injunctive or declaratory relief. The Company does not have any legal proceedings that are pending.

Environmental Contingencies

The Company periodically reviews its compliance obligations related to environmental regulations, including site restoration and remediation. At December 31, 2017 and 2016, there were no known environmental contingencies that required the Company to recognize a liability.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 15, 2018, the date these consolidated financial statements were available to be issued, and there were no events requiring recognition or disclosure.